Exhibit 23
Consent of Independent Registered Public Accounting Firm

The Board of Directors
XPO Logistics, Inc.
We consent to the incorporation by reference in the registration statements on Form S-3 (Nos. 333-202748, 333-193582 and 333-112899) of XPO Logistics, Inc. and on Form S-8 (Nos. 333-207708 and 333-183648) of XPO Logistics, Inc. of our report dated February 28, 2017, with respect to the consolidated balance sheets of XPO Logistics, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10-K of XPO Logistics, Inc.

/s/ KPMG LLP

Charlotte, North Carolina
February 28, 2017